# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DEEP ISOLATION NUCLEAR, INC., CIK 0001918080
CUSIP: 000000000
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2001 Addison, Suite 300, Berkeley, California (CA), 94704
Date of event which requires filing of this statement: 07/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081872

## Reporting persons
- Richard Muller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,340,560; shared voting power 0; sole dispositive power 3,340,560; shared dispositive power 0; aggregate amount beneficially owned 3,340,560 (5.8% of the class)
  Comment: 1 Based on 57,372,749 shares of common stock issued and outstanding as of July 23, 2025.

## Item 1. Issuer
Name of issuer: DEEP ISOLATION NUCLEAR, INC.
Address of issuer's principal executive offices: 2001 Addison, Suite 300, Berkeley, CA 94704

## Item 2. Person Filing
Name of person filing: Richard Muller
Address of principal business office or, if none, residence: 2831 Garber Street, Berkeley, CA 94705
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,340,560
Percent of class: 5.8%
Sole power to vote or to direct the vote: 3,340,560
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,340,560
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Richard Muller: /s/ Richard Muller, Richard Muller (08/18/2025)